REPUBLIC POWER GROUP LTD.

January 26, 2023

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Charli Gibbs-Tabler
Jan Woo
Megan Akst
Christine Dietz

Re:	Republic Power Group Ltd.
Amendment No.4 to Registration Statement on Form F-1
Filed January 13, 2023
File No. 333-266256

Ladies and Gentlemen:

This letter is in response to the letter dated January 24, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Republic Power Group Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An Amendment No. 5 to the Registration Statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Amendment No. 4 to Form F-1 filed January 13, 2023

Management, page 53

1.	Please clarify whether Ziyang Long currently serves as the Chief Executive Officer or whether he will become the Chief Executive Officer upon the effectiveness of the registration statement as the disclosure indicates. We note that Mr. Long is identified as the current Chief Executive Officer on the signature page and that you entered an employment agreement with Mr. Long on December 1, 2021 as your CEO and interim CFO. To the extent that there are revised or new employment agreements with Mr. Long or any other executive officers, please discuss the material terms of those agreements.

Response: In response to the Staff’s comment, we updated our disclosure on pages 53 and 56 of the Amended Registration Statement to clarify that Mr. Ziyang Long currently serves as the Chief Executive Officer of the Company. The existing employment agreement has not been modified and will be filed as an exhibit to the Amended Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsels, Joan Wu, Esq. and Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2208 and (212) 530-2206, respectively.

Very truly yours,

/s/ Ziyang Long
Name:	Ziyang Long
Title:	Chief Executive Officer

Joan Wu, Esq.

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC